Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
                    Phone: (714) 848-7741 Fax (714)-848-7701
                                www.quintek.com



March 3, 2006

Via U.S. Mail and Fax

Eric McPhee
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:      Quintek Technologies, Inc.
         Form 10-KSB/A for the fiscal year ended June 30, 2004
         Form 10-QSB for the quarterly period ended September 30, 2004 Form 10-QSB for the quarterly period ended December 31, 2004 Form 10-QSB for the quarterly period ended March 31, 2005 File No. 000-29719

We are in receipt of your comment letters dated August 4, 2005 and September 23, 2005 to Quintek Technologies, Inc. (the "Company"). On behalf of the Company we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company's response immediately following.

Form 10-KSB/A for the year ended June 30, 2004

Factoring Payable, page F-14

1. Please tell us how you are accounting for your factoring arrangement. Refer to the accounting literature you used to determine your accounting was appropriate. Also, tell us how you will account for the issuance of warrants and bonus warrants in association with your factoring transactions. Explain how you considered EITF 96-18 in accounting for these warrants. Additionally, tell us how many warrants have been issued to the factoring company subsequent to June 30, 2004 and if you have recorded any liability of warrants due to be issued to the factor as of June 20, 2004.
     ---------------------------------------------------------------------------

The Company has entered into an agreement with a factoring company (the "Factor") to factor purchase orders with recourse. The Factor funds based upon agreed terms pursuant to payment arrangements.

The Company considered EITF 96-18 discussions on "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and did not record the liability for the fair value of the equity instrument although the quantity and terms of the equity instrument and measurement date were all known upfront, because the third party waived its right to receive the equity instrument.

Pursuant to the factoring arrangement with the Factor, the Company agreed to issue the Factor 1,500,000 warrants as a fee for purchasing the Company's purchase orders. Although the Company agreed to issue such warrants as of June 30, 2004, the Factor waived its rights to receive such warrants, and, therefore, the Company did not record any liability for warrants due to be issued to the Factor as of June 30, 2004.

Convertible Notes, page F-15

2. Please tell us how you considered EITF 98-5 and APB 14 in accounting for the conversion feature and detachable stock warrants, respectively, for the convertible promissory notes you issued during the twelve months ended June 30, 2004. From your disclosure, it appears that you have not allocated any proceeds to either of these items. Tell us the balance of any remaining unamortized beneficial conversion features, and disclose the related amounts that have been recognized in earnings in the 2003 and 2004 fiscal years, and in the nine months ended March 31, 2005.
     ---------------------------------------------------------------------------

The Company reviewed the discussions of EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios". The Task Force discussed the accounting for (a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event. The Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.

Quintek has issued warrants which are not exercisable until the impending Form SB-2 registration is approved by the SEC and is effective. Based upon the above, it is apparent that the condition for the warrants exercisable for Quintek, effectiveness of SB-2 registration statement, is not complete and therefore, the expense should not be recorded until the condition is met. Furthermore, conversion cost is recognized upon the note holder's election to convert the debt into equity. Therefore, since the note holder has not elected to convert as of June 30, 2004, there is no cost associated with these warrants.

Since there were no beneficial conversion feature and warrants issued for the convertible promissory notes issued by Quintek, there was no unamortized beneficial conversion feature recognized in the earnings in the 2003 and 2004 fiscal years, and in the nine months ended March 31, 2005.

Stockholders Equity, page F-16

3. We note in your response to our prior comment 4 that all of the shares you issued to pay off debt in 2003 and 2004 were issue at the market value. Please tell us what dates these transactions took place, what you determined to be the market value per share at those dates, and how you determined the market value. We note from your disclosure in Item 5 on page 23 that the low bid price for your common shares for the twelve months end June 30, 2004 was $.09 per share.
     ---------------------------------------------------------------------------

During the fiscal year ended June 30, 2003, Quintek converted a debt of $106,422 by issuing 1,773,695 common shares valued at $212,843 on October 13, 2003. The fair market value of Quintek's share on October 13, 2003 was $0.12. As a result of conversion of debt, the Company incurred a loss of $106,422 which was recorded under general and administrative expenses for the year ended June 30, 2003.

During the six months ended December 31, 2004, the Company converted certain loans amounting to $211,756 payable to former employees by issuing 3,968,572 common shares on August 3, 2004 and 660,000 common shares on September 20, 2004. The fair market price on the date of conversion was $0.20. The Company recorded a loss of $667,570 as a result of conversion of debt to equity during the six months ended December 31, 2004.

Form 10-QSB for the quarter ended March 31, 2005

Basis of presentation, page 6

Marketable securities and realized loss due to decline in market value, page 7

1. Please tell us the nature and purpose of the transaction with Langley Park Investment Plc. In addition, please address the following in your response:
         o What is your percentage ownership in Langley Park as a result of the transaction?
         o How are you determining the market value of the Langley Park securities?
     ---------------------------------------------------------------------------

Langley Park Investments Plc ("Langley"), a London Investment Company, whose principal activity is that of an Investment Trust. Langley primarily invests in a diverse portfolio of US Smaller Cap companies. Langley's objective is to achieve long term capital growth from its investments. On July 29, 2004, Quintek entered into a Security Purchase Agreement ("Agreement") with Langley to issue 14 million shares of the Company's common stock in exchange for 1,145,595 shares of Langley. o As a result of this transaction, the Company's percentage of ownership in Langley was 1.5%. o Market value of Langley shares was obtained from the trade value of Langley shares listed on London Stock Exchange.

2. Please tell us how you are accounting for the escrow share arrangement and what are the exact terms? Additionally, tell us if you have considered whether this arrangement is a derivative that requires bifurcation? Please cite the specific accounting literature you relied in determining that this is the appropriate accounting treatment.
     ---------------------------------------------------------------------------

Investment in marketable securities of Langley shares are classified as available-for-sale and, as such, are carried at fair value. Since the shares were held in an escrow, the Company treated them as subscription receivable and accounted for them at the fair market value at the Balance Sheet date. The investment in marketable securities represents less than 20% of the outstanding common stock and stock equivalents of Langley. As such, the investment is accounted for in accordance with the provisions of SFAS No. 115.

The exact terms of the escrow share arrangements pursuant to the Agreement are follows:

Terms of Escrow. (a) If the Market Value of the Common Stock two years after Closing is less than the Closing Price, Quintek shall sell to Langley the number of Langley Escrow Shares (the "Langley Protection Shares") equal to (a) the Langley Consideration Shares multiplied by (b) the Percentage Decrease, at a purchase price of 1p per Langley Consideration Share (the "Escrow Purchase Price"). The "Percentage Decrease" shall be equal to 1 - Market Value/the Closing Price. "Market Value" shall be the average of the ten (10) closing bid prices per share of the Common Stock during the ten (10) trading days immediately preceding the two year anniversary of the Closing.

Within three (3) Business Days of the two year anniversary of the Closing, Langley shall (i) send a notice ("Sale Notice") to the Target Company and the Escrow Agent of the Langley Protection Shares to be sold by the Target Company to Langley, if any, and (ii) deposit the Escrow Purchase Price with the Escrow Agent, if necessary. Within fourteen (14) Business Days of the Target Company's and the Escrow Agent's receipt of the Sale Notice and Escrow Agent's receipt of the Escrow Purchase Price, the Escrow Agent is authorized and directed (i) to pay the Escrow Purchase Price to the Target Company, if any, (ii) to deliver the Langley Protection Shares, if any, and the Stock Powers to Langley, (iii) to deliver the remaining Langley Escrow Shares, if any, to the Target Company, and
(iv) to deliver the Stock Powers to the Target Company if the total number of Langley Protection Shares is zero.

(b) If at any time before September 30, 2004, the Langley Consideration Shares are admitted for trading on the London Stock Exchange plc (the "London Exchange"), the Escrow Agent is authorized and directed to distribute, within fourteen (14) Business Days of such admittance, (i) the Consideration Stock to Langley and (ii) fifty percent (50%) of the Langley Consideration Shares to the Target Company. If the Langley Consideration Shares are not admitted for trading on the London Exchange by September 30, 2004, the Escrow Agent is authorized and directed to distribute, no later than October 5, 2004, (i) the Consideration Stock to the Target Company and (ii) the Langley Consideration Shares to Langley.

The escrow share arrangement is not considered as a derivate that requires bifurcation. The Company will receive the marketable securities held in escrow in June 2006 and these securities do not contain any characteristics of derivatives.

3. Please tell us why you have classified the restricted Langley Park securities as a reduction of equity rather than as a restricted asset. Please cite the specific accounting literature you relied in determining that this is the appropriate accounting treatment.
     ---------------------------------------------------------------------------

Restricted Langley shares are classified as a reduction of equity because Quintek treated the shares as subscription receivable since these shares were to be received after the close of escrow (two years from the date of issuance) in consideration for Quintek's common shares issued to Langley.

                                        QUINTEK TECHNOLOGIES, INC.

                                        /s/ Andrew W. Haag
                                        --------------------------------
                                        Chief Finciaal Officer